UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Group First Quarter 2004 Report

SIGNATURES

FIAT

Quarterly Report - 1st Quarter 2004

This report has been translated into English from the original version in Italian.
In case of doubt the Italian version prevails.

Issue date: May 12, 2004
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.

Head Office: Via Nizza 250, Turin, Italy
Paid-in capital: 4,918,113,540 euros
Entered in the Turin Company Register - Fiscal Code: 00469580013

Board of Directors
Chairman	Umberto Agnelli(1)
Chief Executive Officer	Giuseppe Morchio(1)
Directors	Angelo Benessia(2)
Luca Cordero di Montezemolo
Flavio Cotti(1)
John Elkann
Luca Garavoglia(2)
Hermann Josef Lamberti(1)
Sergio Marchionne(2)
Daniel John Winteler
Secretary of the Board	Franzo Grande Stevens
(1) Member of the Nominating and Compensation Committee
(2) Member of the Audit Committee
Board of Statutory Auditors
Statutory Auditors	Cesare Ferrero - Chairman
Giuseppe Camosci
Giorgio Ferrino
Alternate Auditors	Giorgio Giorgi
Natale Ignazio Girolamo
Piero Locatelli
External Auditors	Deloitte & Touche S.p.A.

OVERVIEW

FIRST QUARTER OVERVIEW

The results achieved by the Fiat Group in the first quarter of 2004 show that the Relaunch Plan is being implemented on schedule and is yielding the expected benefits. Stringent cost-containment initiatives and the improved margins made possible by the positive public response to the new models launched by all Sectors, especially those of Fiat Auto, have enabled all Group companies to make steady progress toward attaining the target set for the year.

The highlights for the first quarter, based on data restated on a comparable basis (continuing operations), are:

  Revenues up 6.1%
  Operating loss cut by approximately 65%
  Loss before taxes reduced by more than 700 million euros
  Negative net financial position of 4.4 billion euros due to seasonal factors and a reduction of about 500 million euros in receivables sold
  Liquidity at 5.6 billion euros, after 1.4 billion euros in bond redemptions.

Results of the Group

Revenues for the first quarter of 2004 totaled 11.2 billion euros, compared with 12.3 billion euros in the same period last year. However, when the data are restated on a comparable basis, the Group's revenues are about 650 million euros (+6.1%) higher than the 10.5 billion euros generated by the continuing operations in the first three months of 2003. This improvement is mainly due to higher revenues at Fiat Auto (+12%) and positive performances by several other Sectors. More specifically revenues were up 6% at lveco, 12% at Marelli and 18% at Ferrari. CNH's revenues increased by 17% when stated in U.S. dollars, but were flat when translated into euros due to the unfavorable dollar/euro exchange rate. During the quarter, Fiat Engineering, which had revenues of 83 million euros in the first three months of 2003, was divested effective January 1, 2004.

The operating loss for the first quarter of 2004 was 158 million euros, more than halved from the loss of 342 million euros in the same period last year. The improvement is even greater on a comparable basis, continuing operations only, with this year's operating loss about 65% lower than the 443-million-euro loss recorded in the first three months of 2003. This improvement in operating performance is primarily due to increased volumes and margins made possible by healthy demand for the Group's new products and to the beneficial impact of cost-cutting programs implemented under the Relaunch Plan. All of the Group's main Sectors provided a positive contribution:

  Despite challenging market conditions, Fiat Auto's performance in the first quarter of 2004 continued to improve. The first quarter operating loss shrank from 334 million euros in 2003 to 192 million euros this year. On a comparable basis (continuing operations), this year's operating loss is down to nearly half the 375 million euros loss posted in the first three months of 2003.
  CNH's profitability was up sharply, with operating income rising to 55 million euros, compared with an operating loss of 8 million euros in the first three months of 2003. This improvement, despite the negative impact of an unfavorable exchange rate, was made possible by CNH's ability to exploit the recovery of the American market.
  In the first quarter of 2004, Iveco reported operating income of 45 million euros, up from 2 million euros in the same period last year, confirming and consolidating the gains it achieved in the fourth quarter of 2003. This improvement, which was achieved despite relatively sluggish market demand, is largely the result of initiatives launched under the Relaunch Plan.
  All other industrial Sectors of the Group improved their operating results, with the exception of Ferrari, which was penalized by an unfavorable dollar/euro exchange rate and the higher capital spending to relaunch Maserati. The results reported by Business Solutions for the first three months of 2004 were adversely affected by the divestiture of Fiat Engineering, which had contributed operating income of 4 million euros in the same period last year.

The loss before taxes totaled 61 million euros in the first quarter of 2004, compared with a pre-tax loss of 657 million euros in the same period last year. The improvement is even greater (more than 700 million euros) when compared to a pre-tax loss of 768 million euros posted by the continuing operations in the first three months of 2003. Better operating results, higher income from equity investments and the gain generated by the termination of the equity swap on the General Motors shares (the portion allocable to the first quarter of 2004 was 283 million euros) are the main reasons for this substantial improvement in performance.

The consolidated net loss shrank to 212 million euros, a reduction of more than two-thirds from the 699 million euros lost in the first three months of 2003 (loss of 757 million euros restated on a comparable basis for the continuing operations).

Group cash and marketable securities held at more than 5.6 billion euros, even after the redemption of bonds for 1.4 billion euros.

At March 31, 2004, the Group's net financial position showed indebtedness of 4.4 billion euros, or about 1.4 billion euros more than at December 31, 2003. The main reasons for this change are a seasonal increase in working capital requirements, most of which will be reabsorbed during the course of the year, and a decrease of about 500 million euros in the amount of trade receivables sold.

During the first quarter of 2004, the Group's gross indebtedness was cut by 700 million euros to 21.8 billion euros.

Net indebtedness of the industrial operations alone (gross indebtedness less liquid assets and securities) increased by about 800 million euros to 5.9 billion euros.

OUTLOOK FOR THE REST OF 2004

Driven by a recovery in North America and Southeast Asia, the international world markets are beginning to show signs of improvement. However, growth is expected to be relatively modest in Europe, especially in Italy. As a result, the environment in the automotive markets in which the Group will be operating is not expected to be markedly different from last year, except for a slight increase in demand for agricultural equipment in the United States. Under these circumstances, competition will be particularly intense.

Nevertheless, during the year, all Group Sectors will continue to implement the industrial restructuring and streamlining programs outlined in the Relaunch Plan. At the same time, they will pursue further gains in product innovation and will devote substantial resources to improving their sales networks.

In addition, the Group will continue to strengthen its management organization, bringing in top executives from outside and optimizing the competencies and professional skills available inside.

The initiatives planned for the months ahead and the results achieved in the first quarter of the year provide confirmation that the Group should be able to attain operating breakeven as planned for 2004.

CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES

ACCOUNTING PRINCIPLES AND METHODS

This quarterly report has been prepared in accordance with Article 82 of the "Regulations for the Implementation of Legislative Decree No. 58 of February 24, 1998 on the Activities of Issuers of Securities" (Consob Resolution No. 11971 of May 14, 1999, as amended).

This quarterly report has been prepared applying the accounting principles adopted for the preparation of the annual and consolidated financial statements, insofar as they are applicable. In particular, the consolidation methods, accounting principles and valuation criteria applied are consistent with those used to prepare the annual consolidated financial statements at December 31, 2003, to which reference should be made, taking into account the specific accounting principle on interim financial reporting published by the National Boards of "Dottori Commercialisti e dei Ragionieri", supplemented, where there is none and not at variance, by the analogous standard published by the International Accounting Standards Board. However, it is noted that certain valuation procedures, and in particular more complex procedures such as the determination of possible impairment losses on fixed assets, are generally completed only at the time of preparation of the annual consolidated financial statements, when all the necessary information is available.

CHANGES IN THE STRUCTURE OF THE GROUP

Subsequent to March 31, 2003, the Fiat Group completed several transactions that had an impact on its organization.

The most important transactions affecting the scope of consolidation in the first quarter of 2004, as compared with the same period in 2003, are reviewed below:

  The agreement to sell the Toro Assicurazioni Group to the DeAgostini Group was signed on May 2, 2003 and the relevant operations were deconsolidated as of the same date.
  On May 27, 2003, as part of the agreement signed by Fiat and Capitalia, Banca Intesa, Sanpaolo IMI and Unicredito on March 11, 2003, and following approval by the competent authorities, the first part of the transaction for the sale by Fiat to the Banks of a majority interest (51%) of Fidis Retail Italia was concluded. Fidis Retail Italia is the company that controls the European activities of Fiat Auto Holdings in the field of retail consumer financing for automobile purchases.

The sale to Fidis Retail Italia of the equity investments in the other financial companies covered by the agreement was finalized in October 2003, with the sole exception of the company active in the United Kingdom.
  In execution of the contract signed on July 1, 2003 and after having met the conditions precedent, the sale of the aerospace activities of FiatAvio S.p.A. to Avio Holding S.p.A., a company 70% owned by The Carlyle Group and 30% by Finmeccanica S.p.A., was finalized. Said activities were deconsolidated effective from the date of the agreement.
  In February, 100% of the interest held in Fiat Engineering S.p.A. was sold to Maire Investimenti S.p.A. and the company was therefore deconsolidated as of the beginning of the year. At the same time, Fiat Partecipazioni S.p.A. subscribed to a capital increase at Maire Investimenti S.p.A. and now owns 30% of its capital. On said 30% interest, both parties hold put and call options that are exercisable within three years at a predetermined price.

To provide clearer information on the Group's operating performance, the financial figures are illustrated and commented in the chapter "Financial Position and Operating Results by Activity Segment" broken down by Industrial and Financial Activities.

To ensure uniform comparisons, the analyses presented in the following pages have been prepared on the basis of the 2003 figures of continuing operations only, i.e. excluding data of companies that have been sold in 2003: the Toro Assicurazioni Group, FiatAvio, Fraikin, IPI, Fidis Retail Italia and Fiat Auto's retail financing activities in Brazil. It should also be noted that the continuing operations of the first quarter of 2003 included Fiat Engineering that was sold effective January 1, 2004. In the first quarter of 2003, Fiat Engineering reported revenues of 83 million euros and an operating income of 4 million euros.

OPERATING PERFORMANCE OF THE FIAT GROUP

Fiscal 2003		1st quarter 2004	1st quarter 2003		Change vs
Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations	Continuing Operations
44,498	Net revenues	11,176	12,314	10,529	647
38,468	Cost of sales	9,621	10,846	9,236	385
6,030	Gross operating result	1,555	1,468	1,293	262
4,509	Overhead	1,149	1,345	1,205	(56)
1,724	Research and development	417	460	448	(31)
(511)	Other operating income (expenses)	(147)	(5)	(83)	(64)
(714)	Operating result	(158)	(342)	(443)	285
(79)	Investment income (expenses)	6	(73)	(18)	24
359	Non-operating income (expenses) (*)	45	37	38	7
(434)	EBIT	(107)	(378)	(423)	316
(1,067)	Financial income (expenses)	46	(279)	(345)	391
(1,501)	Income (loss) before taxes	(61)	(657)	(768)	707
541	Income taxes	151	42	(11)	162
(2,042)	Net result of normal operations	(212)	(699)	(757)	545
90	Result of intersegment equity investments	-	-	54	(54)
(1,952)	Net result before minority interest	(212)	(699)	(703)	491
N.A.	Group interest in net result	(194)	(681)	N.A.	N.A.

(*) The 2003 figures for continuing operations include net gains on the disposal of discontinuing operations, amounting to 1,742 million euros for the full 2003 fiscal year and to 103 million euros for the first quarter of 2003.

Revenues

Consolidated revenues totaled 11,176 million euros in the first quarter of 2004 compared to 12,314 million euros in the first three months of 2003. On a comparable basis, however, revenues for the first quarter are 6.1% higher than the 10,529 million euros recorded by continuing operations in the first quarter of 2003. One of the principal factors that contributed to this growth was the expansion in volumes at most Sectors, with the exception of Comau and Business Solutions, whose contraction was caused principally by the disposal of Fiat Engineering. CNH continued to be impacted by the negative foreign exchange effect caused by the translation of revenues into euros that totally offset the positive effect of higher volumes.

Fiscal 2003		1st quarter 2004	1st quarter 2003		% Change vs
Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations	Continuing Operations
19,477	Automobiles (Fiat Auto)	5,265	4,928	4,713	11.7
9,418	Agricultural and Construction Equipment (CNH)	2,247	2,234	2,234	0.6
8,440	Commercial Vehicles (Iveco)	2,130	2,004	2,004	6.3
1,261	Ferrari - Maserati	336	284	284	18.3
3,206	Components (Magneti Marelli)	865	773	773	11.9
2,293	Production Systems (Comau)	341	502	502	(32.1)
844	Metallurgical Products (Teksid)	224	221	221	1.4
-	Aviation (FiatAvio)	-	301	-	-
-	Insurance (Toro Assicurazioni)	-	1,290	-	-
1,816	Services (Business Solutions)	360	445	445	(19.1)
383	Publishing and Communications (Itedi)	102	90	90	13.3
(2,640)	Miscellanea and Eliminations	(694)	(758)	(737)	(5.8)
44,498	Total for the Group	11,176	12,314	10,529	6.1

  Fiat Auto closed the first quarter of 2004 with revenues of 5,265 million euros, against 4,928 million euros in the first quarter of 2003. On a comparable basis, continuing operations only, revenues increased by 11.7% with respect to the 4,713 million euros of the corresponding period of 2003, thanks to major growth in sales volumes.

In Western Europe, the market improved 3% overall compared with the first quarter of 2003; the brilliant performance reported by Spain (+18.9%) stood out in particular, followed by the strong expansion posted in Great Britain (+5.9%). The level of demand in France (-2.9%), Germany (-1.7%), and Italy (-2.1%) continued to contract, although the figure for this last country cannot be compared with that for the first quarter of 2003, when the market was still stimulated by Government environmental incentives.

Aggregate sales by Fiat Auto during the first quarter totaled 472,500 units, 12.7% more than in the first quarter of 2003. In Western Europe, 333,000 vehicles were sold, realizing an increase (+10.8%) that was higher than that of the market, thanks to the contribution of new models and, in particular, the excellent performance of the new Panda. Sales volumes increased in most European countries, with high rates of growth reported in Italy (+11.4%) and Spain (+30.9%). On the other hand, market contraction and cutbacks in dealership inventories continued to impact sales in Germany (-4.2%), while in France sales volumes remained at the same level as a year earlier. The Sector's market share in Italy increased by 1.2 percentage points, reaching 29.4%; in Western Europe its share (8.1%) returned to the level recorded in the first quarter of 2003.

Outside of Western Europe, the Polish market continued to expand briskly (+22.4%), and this factor combined with the success of the new Panda led to an increase in sales of approximately 46%, accompanied by significant improvements in market share and prices. In Brazil, improving economic performance stimulated demand (+5% with respect to the first quarter of 2003), positively impacting sales by Fiat Auto (+6.3%), notwithstanding a contraction in its market share due to measures that were implemented to maintain profit levels.
  CNH had revenues of 2,247 million euros in the first quarter of 2004, virtually the same as in the first quarter of 2003 in consequence of the negative foreign exchange effect caused by the weakening of the dollar against the euro, which offset the improvement in sales volumes. On a comparable exchange basis, revenues would have increased by approximately 7% thanks to positive sales trends of both agricultural and construction equipment.

The agricultural equipment market performed well overall, increasing by 18.2% compared with the first quarter of 2003. In North America (+16.9%) demand increased significantly for tractors and grew at a slower rate for combine harvesters, while the market performed particularly well in Latin America and elsewhere worldwide. In Western Europe (-1%) the combine harvester market contracted, while the tractor market was stable. Sector unit sales increased by 8.2%, with higher tractor sales on its principal markets, except Western Europe, and higher combine harvester sales in North America and Latin America. The Sector's share of the combine harvesters market increased both in Western Europe and America.

The construction equipment market posted a sharp rebound (+24.3% overall compared with the first quarter of 2003). In particular, demand for heavy range equipment (+28.8%) grew on all markets and was especially pronounced in North America and Asia. Sales of light range equipment also increased, particularly on the North American market and in Latin America. Sector volume sales increased by 2.3%: the improvements in all product lines for North America (+16.8%) and Latin America were partially offset by decreases in Western Europe.

  Iveco closed the first quarter of 2004 with revenues of 2,130 million euros, posting growth of 6.3% with respect to the first quarter of 2003, as a result of higher sales of medium and heavy range vehicles and engines.

In Western Europe, the commercial vehicle market with curb weight > 2.8 tons expanded by 10.3% overall compared with the first months of 2003, due to the high growth in demand for light range vehicles, particularly in the segment of vehicles weighing less than 3.5 tons, where Iveco is less active. Demand for heavy range vehicles also increased, while demand for medium range vehicles declined slightly. All the principal European countries reported higher demand, with the exception of Italy (-4.3%), where the market for medium and heavy range vehicles contracted. In Western Europe, the market share of Iveco declined by 1.4 percentage points overall compared with the first quarter of 2003, but the Sector increased its share in the medium range vehicle segment, confirming its position as market leader due to the success of the new Eurocargo. In Italy, the Sector's market share of the heavy-range segment increased, confirming the success of the new models.

During the first quarter, Iveco sold a total of 36,100 vehicles, virtually the same as in the first quarter of 2003. In particular, sales were up by 1% to 27,600 vehicles in Western Europe due to higher sales of medium and heavy range vehicles, against a decline in sales of light vehicles. When sales are broken down by country, major improvements were reported in Germany (+23%) with growth in all product lines, in Great Britain (+15%) related to the increase in light range vehicles, in France (+5%) and in Spain (+5%). By contrast, sales in Italy (-13%) were impacted by a decrease in demand for light vehicles, against an improvement in medium vehicles and stability in the heavy range segment. Among other products, bus sales decreased, also due to contraction in demand in Italy, while other divisions increased their sales.
  Ferrari - Maserati had revenues of 336 million euros in the first quarter of 2004, up 18.3% compared with the first quarter of 2003. This growth stemmed from both higher sales of Ferrari models - particularly the new 360 Challenge Stradale, presented last year, and the "Enzo" limited edition model - and of Maserati models, thanks to the success of the Quattroporte.
  Magneti Marelli, with revenues of 865 million euros, posted growth of 11.9% as compared with the first quarter of 2003. Improvement was reported in all business lines of the Sector, with a significantly positive trend for the Engine Control Unit, which benefited from sales of the diesel system, introduced during 2003.
  Comau posted revenues of 341 million euros during the first quarter of 2004, down by 32.1% with respect to the same period of 2003, partly in consequence of the re-insourcing of the Dies and Service activities by Fiat Auto and Fiat-GM Powertrain. A further decrease was attributable to the lower level of contract work in North America. This specific decline is the result of the contraction in orders recorded during 2003, as a result of cutbacks in carmakers capital investment programs and price pressures.
  Teksid had revenues of 224 million euros in the first quarter of 2004, a slight increase with respect to the result reported in the first quarter of 2003, since the negative foreign exchange effect offset the positive effect of higher volumes. The Cast Iron Business Unit reported higher sales volumes to customers both inside and outside the Group, related in particular to higher demand in North America and Brazil. The Magnesium Business Unit continued to perform well, due to expanding demand in Europe and a steady demand for SUV's in North America.
  Business Solutions had revenues of 360 million euros in the first quarter of 2004, down by 19.1% from the first quarter of 2003, mainly as a consequence of the change in the scope of consolidation (principally the sale of Fiat Engineering, partially offset by consolidation, starting in January 2004, of the activities of the telephony company Atlanet). On a comparable basis, the decrease would have amounted to approximately 7% due to contraction in activities, particularly in the facility management and administrative services segments.
  Itedi posted revenues of 102 million euros in the first quarter of 2004; the improvement of 13.3% with respect to the first quarter of 2003 stemmed from higher advertising revenues and the success of promotions carried out to maximize the revenue-generating potential of the newspaper, while newspaper copy sales continued to decline.

OPERATING RESULT

The Fiat Group posted an operating loss of 158 million euros in the first quarter of 2004, compared with an operating loss of 342 million euros in the first three months of 2003. A comparison with the operating loss posted by continuing operations in the first quarter of 2003 (-443 million euros) shows improved results for all industrial Sectors, with the exception of Ferrari - Maserati.

Fiscal 2003		1st quarter 2004	1st quarter 2003		% Change vs
Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations	Continuing Operations
(1,094)	Automobiles (Fiat Auto)	(192)	(334)	(375)	183
229	Agricultural and Construction Equipment (CNH)	55	(8)	(8)	63
81	Commercial Vehicles (Iveco)	45	2	2	43
32	Ferrari - Maserati	(47)	(23)	(23)	(24)
32	Components (Magneti Marelli)	14	(10)	(10)	24
2	Production Systems (Comau)	(11)	(26)	(26)	15
12	Metallurgical Products (Teksid)	6	1	1	5
-	Aviation (FiatAvio)	-	24	-	-
-	Insurance (Toro Assicurazioni)	-	43	-	-
45	Services (Business Solutions)	6	12	12	(6)
10	Publishing and Communications (Itedi)	2	2	2	-
(63)	Miscellanea and Eliminations	(36)	(25)	(18)	(18)
(714)	Total for the Group	(158)	(342)	(443)	285

  Fiat Auto posted an operating loss of 192 million euros in the first quarter of 2004, compared with an operating loss of 334 million euros in the corresponding period of 2003. The decrease in operating loss is even more pronounced when compared to the loss reported by continuing operations in the first quarter of 2003, which stood at 375 million euros. The higher volumes resulting from introduction of new models with better margins, as well as a more restrictive discount policy are leading the Sector towards significant improvements in profitability. An important contribution was also made by cost reduction measures envisaged in the Relaunch Plan, which generated significant savings on product costs and overhead.
  CNH closed the first quarter of 2004 with operating income of 55 million euros, which marked a sharp improvement from the loss of 8 million euros in the first quarter of 2003, reflecting the impact of improved margins on new products, among other causes.

In particular, performance during the period benefited from an increase in volumes and higher sale prices obtained in both the agricultural and construction equipment segments, as well as cost savings. A positive contribution was also made by the Sector financial activities.
  Iveco improved its operating income, which rose from 2 million euros in the first quarter of 2003 to 45 million euros in the first three months of 2004. This performance benefited from the favorable impact of increased volumes, improved product mix, and higher sales prices. A significant contribution was also made by efficiency gains, especially in the area of product costs. On the other hand, research and development outlays increased.
  Ferrari - Maserati closed the first quarter with an operating loss of 47 million euros, reflecting the customary seasonal variation in Formula 1 competition operating costs. The increased loss with respect to the operating loss of 23 million euros reported for the first quarter of 2003 was mainly caused by the negative foreign exchange effect and higher research and development costs for new products, which were only partially offset by improved volumes and product mix.

  Magneti Marelli continued to recover profitability by posting an operating income of 14 million euros in the first quarter of 2004, compared with an operating loss of 10 million euros in the first quarter of 2003. This result benefited from the positive effect of higher volumes and efficiency gains on production costs and overhead, which were slightly curtailed by a deteriorated price/cost ratio.
  Comau reported an operating loss of 11 million euros in the quarter, compared with a loss of 26 million euros in the first quarter of 2003. The reduction in losses, notwithstanding the unfavorable effect of lower volumes and higher raw materials costs, is attributable to efficiency gains on contract work costs and overhead.
  Teksid had operating income of 6 million euros, up from operating income of 1 million euros in the first quarter of 2003, related to the positive effect of volumes and product mix, which was partially offset by higher costs for raw materials and the negative foreign exchange effect.
  Business Solutions reported operating income of 6 million euros, compared with operating income of 12 million euros in the first quarter of 2003. This reduction was caused by the different scope of consolidation, which was partially offset by efficiency gains.
  Itedi reported an operating income of 2 million euros in the first quarter of 2004, the same result as the first quarter of 2003, as the increase in raw materials costs offset the improvement deriving from higher revenues.

EBIT (Earnings before interest and taxes)

EBIT in the first quarter of 2004 was a negative 107 million euros compared with a negative 378 million euros in the same period last year. The sharp curtailment of losses compared with the negative result of 423 million euros for continuing operations in the same period of 2003 reflected improvements in the operating result.

In the first quarter of 2004, the result of equity investments totaled 6 million euros, up from the negative balance of 73 million euros recorded in the corresponding period of the previous year. The improvement with respect to the negative balance 18 million euros posted by continuing operations in the first quarter of 2003 is mainly attributable to better results posted by certain companies valued according to the equity method.

In the first quarter of 2004, net non-operating income totaled 45 million euros, including the net gain of approximately 60 million euros realized upon disposal of Fiat Engineering, and the gain of 32 million euros realized upon disposal of the direct investment in Edison, which were partially offset by expenses and provisions, principally for restructuring.

In the first quarter of 2003, the balance of operating income and expenses came to 37 million euros at the Group level. As for continuing operations, this balance, positive by 38 million euros, included the gains realized upon disposal of the Brazilian retail financing activities of Fiat Auto and IPI. These gains were partially offset by losses and other non-operating expenses and provisions.

Net Result for the Period

The loss before taxes decreased from a loss of 768 million euros for continuing operations in the first quarter of 2003 to a loss of 61 million euros in the first three months of 2004, benefiting from the previously mentioned improvement in EBIT and financial income. In the first quarter of 2003, the consolidated loss before taxes amounted to 657 million euros.

Net financial income in the first quarter of 2004 was 46 million euros, compared with net financial expenses of 345 million euros from continuing operations in the same period of 2003 (net financial expenses of 279 million euros at the consolidated level in the first quarter of 2003). Of particular significance in the first quarter of 2004 was the positive effect resulting from the termination of the Equity Swap on General Motors shares: this transaction generated net income of 283 million euros for the portion allocable to the first quarter of 2004. Considering the adjustment of the Total Return Equity Swap on General Motors shares to their fair market value at March 31, 2003, which had generated a negative effect of 74 million euros in the first quarter of 2003, the positive change resulting from the previously mentioned transaction was approximately 360 million euros. Further improvement is attributable to the reduction in average net indebtedness during the period and lower interest rates.

Net income taxes in the first quarter of 2004 totaled 151 million euros, including 38 million euros for IRAP, the Italian regional tax on production activities. The increase with respect to the positive balance of 11 million euros reported by continuing operations in the first quarter of 2003 is mainly attributable to the use of deferred tax assets. Income taxes at the consolidated level amounted to 42 million euros in the first quarter of 2003.

The net loss before minority interest in the first quarter of 2004 was 212 million euros, compared with the loss of 699 million euros reported by continuing operations in the same period of 2003. The net loss of normal operations was significantly lower compared to the loss of 757 million euros reported by continuing operations in the first quarter of 2003.

Group interest in net loss amounted to 194 million euros in the first quarter of 2004, against a loss of 681 million euros during the same period of 2003.

BALANCE SHEET OF THE FIAT GROUP

The financial structure shows items on both the assets and liabilities side, with a breakdown between current and non-current assets and liabilities.

(in millions of euros)		At 03/31/2004	At 12/31/2003	Change
■ ASSETS
Intangible fixed assets		3,730	3,724	6
- Intangible fixed assets		1,288	1,322	(34)
- Goodwill		2,442	2,402	40
Property, plant and equipment		9,590	9,675	(85)
- Property, plant and equipment		8,682	8,761	(79)
- Operating leases		908	914	(6)
Financial fixed assets		3,759	3,950	(191)
Financial receivables held as fixed assets	(*)	26	29	(3)
Deferred tax assets		1,841	1,879	(38)
Total Non-Current Assets		18,946	19,257	(311)
Net inventories (1)		7,048	6,912	136
Trade receivables		5,049	4,553	496
Other receivables		3,247	3,081	166
Financial assets not held as fixed assets		115	120	(5)
Finance lease contracts receivable	(*)	1,793	1,797	(4)
Financial receivables from others	(*)	9,984	10,750	(766)
Securities	(*)	2,449	3,789	(1,340)
Cash	(*)	3,182	3,211	(29)
Total Current Assets		32,867	34,213	(1,346)
Trade accruals and deferrals		389	407	(18)
Financial accruals and deferrals	(*)	433	386	47
■ TOTAL ASSETS		52,635	54,263	(1,628)

■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		7,420	7,494	(74)
- Stockholders' equity of the Group		6,766	6,793	(27)
- Minority interest		654	701	(47)
Deferred income tax reserves		213	211	2
Reserves for risks and charges		5,202	5,168	34
Reserves for employee severance indemnities		1,157	1,313	(156)
Long-term financial payables	(*)	15,166	15,418	(252)
Total Non-Current Liabilities and Stockholders' Equity		21,738	22,110	(372)
Trade payables		11,575	12,588	(1,013)
Other payables		3,444	3,170	274
Short-term financial payables	(*)	6,187	6,616	(429)
Total Current Liabilities and Stockholders' Equity		21,206	22,374	(1,168)
Trade accruals and deferrals		1,347	1,329	18
Financial accruals and deferrals	(*)	924	956	(32)
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,635	54,263	(1,628)

■ NET FINANCIAL POSITION	(*)	(4,410)	(3,028)	(1,382)
(1) Net of advances received for contract work in progress (8,076 million euros at March 31, 2004 and 8,448 million euros at December 31, 2003).

The following tables provide the information necessary for analysis of the principal balance sheet indicators of industrial activities, such as working capital and net invested capital.

Working capital

At March 31, 2004 the Group had negative working capital of 633 million euros, representing an increase of 1,501 million euros compared to the negative working capital of 2,134 million euros posted at December 31, 2003.

(in millions of euros)	At 03/31/2004	At 12/31/2003	Change
Net inventories	7,048	6,912	136
Trade receivables	5,049	4,553	496
Trade payables	(11,575)	(12,588)	1,013
Other receivables (payables)	(1,155)	(1,011)	(144)
Working capital	(633)	(2,134)	1,501

The increase in working capital posted during the first three months of 2004 is entirely attributable to the reduction in trade payables and the increase in trade receivables of Fiat Auto, Iveco, and CNH. The decrease in trade payables was mainly due to Fiat Auto's production cycle which, during the fourth quarter of 2003, recorded an increase in production mainly connected to the introduction of new models. During the first quarter of 2004, production returned to normal levels leading to a reduction in trade payables.

The increase in inventories compared with the level at the beginning of the year, which was completely offset by the net increase in "Other receivables/payables," is attributable to seasonal increases, especially at CNH and, to a lesser extent, Iveco, which contrast with the reduction realized by Fiat Auto.

At March 31, 2004, trade receivables and other receivables maturing after that date were sold with recourse for 1,956 million euros (2,144 million euros at December 31, 2003) and without recourse for 4,279 million euros (4,638 million euros at December 31, 2003).

Additional factoring transactions that did not have an impact on working capital and the net financial position include the sale of financial receivables (chiefly amounts owed by retail customers to the Group's financial services companies) maturing after March 31, 2004. As of the end of the first quarter, 56 million euros were sold with recourse (59 million euros at December 31, 2003) and 4,892 million euros were sold without recourse (5,214 million euros at December 31, 2003).

Net invested capital

The net invested capital at March 31, 2004 totaled 11,830 million euros, 1,308 million euros higher than at December 31, 2003, mainly in consequence of the previously mentioned increase in working capital.

(in millions of euros)	At 03/31/2004	At 12/31/2003	Change
Intangible fixed assets	3,730	3,724	6
Property, plant and equipment	9,590	9,675	(85)
Financial fixed assets	3,759	3,950	(191)
Financial assets not held as fixed assets	115	120	(5)
Deferred tax assets	1,841	1,879	(38)
Reserves	(6,572)	(6,692)	120
Working capital	(633)	(2,134)	1,501
Net invested capital	11,830	10,522	1,308

In particular, the principal items show that:

  The slight reduction in property, plant and equipment is largely attributable to disposals during the period due to normal turnover of the assets of Fiat Auto, Iveco, and CNH subject to long-term leases. During the first quarter of 2004, in addition to the increase stemming from changes in foreign exchange rates totaling approximately 80 million euros, investments of 314 million euros were made (333 million euros in the first quarter of 2003), including 68 million euros for long-term lease activities (83 million euros in the first quarter of 2003). Depreciation during the period totaled 416 million euros (460 million euros in the first quarter of 2003).
  The decrease in financial fixed assets is mainly attributable to changes connected to dividends paid by companies valued according to the equity method.

Financial Position

The breakdown of the net financial position of the Fiat Group at March 31, 2004 is illustrated in the following table, which includes comparisons with the situation at December 31, 2003.

(in millions of euros)	At 03/31/2004	At 12/31/2003	Change
Financial payables	(21,353)	(22,034)	681
Accrued financial expenses	(568)	(593)	25
Prepaid financial expenses	80	85	(5)
Cash	3,182	3,211	(29)
Securities	2,449	3,789	(1,340)
Net Indebtedness	(16,210)	(15,542)	(668)

Financial receivables and lease contracts receivable	11,803	12,576	(773)
Accrued financial income	353	301	52
Deferred financial income	(356)	(363)	7

Net Financial Position	(4,410)	(3,028)	(1,382)

At March 31, 2004 after 1.4 billion euros in bond redemptions, the Group liquidity exceeded 5.6 billion euros, compared with 7 billion euros at December 31, 2003. Net indebtedness (financial payables and related accruals and deferrals, net of cash and securities) increased by 668 million euros to 16.2 billion euros.

Gross indebtedness stood at 21.8 billion euros, down approximately 700 million euros from December 31, 2003, and included:

  the five-year-bond issued at the beginning of 2002 and exchangeable for General Motors shares, for the residual amount of approximately $1,689 million, equal to approximately 1,382 million euros. During the first quarter of 2004, Fiat repurchased about $540 million in bonds to be cancelled out of a total of $2,229 million. However, each bondholder has the right to request early reimbursement of all or part of his bonds pursuant to the terms and conditions envisaged in the issue prospectus. In this case, early reimbursement of the affected bonds will take place on July 9, 2004;
  the mandatory convertible facility (3 billion euros) and the loan by Citigroup (lead manager of a restricted pool of banks), secured by the agreements with EDF as part of the Italenergia Bis transaction (approximately 1,150 million euros).

The net financial position - net indebtedness minus financial receivables - was negative by 4,410 million euros, with a change of -1,382 million euros with respect to the negative 3,028 million euros recorded at December 31, 2003.

The worsening of the net financial position during the first quarter of 2004 was caused by the requirements stemming from the previously mentioned increase in working capital, which were partially offset by positive cash flow (net result plus depreciation and amortization) of 315 million euros during the period.

***************

The Group is continuing to operate in compliance with the targets agreed upon with the lending banks under the mandatory convertible facility agreement in terms of reducing its net financial position to 3 billion euros and reducing gross indebtedness to 23.6 billion euros.

At March 31, 2004, gross indebtedness totaled 21.8 billion euros, while the pro-forma net financial position (i.e. by subtracting from the net financial position the Citigroup loan of 1,150 million euros, as envisaged in the facility agreement) continued to be within the terms contractually agreed with the banks.

However, at March 31, 2004, the ratings assigned to the Fiat Group by the leading rating agencies belonged to the non investment grade category. Therefore, if this situation persists, in July 2004 the banks may proceed in advance with the conversion of the debt into capital for an amount up to 2 billion euros.

Consolidated Statement of Cash Flows

At March 31, 2004, the Group's cash (bank deposits and cash) totaled 3,182 million euros, slightly lower than the balance of 3,211 million euros at December 31, 2003.
During the first quarter, securities purchased for the purpose of temporary investment of liquidity were sold for a total of 1,340 million euros, and thus decreased from 3,789 million euros at December 31, 2003 to 2,449 million euros at March 31, 2004.
Group liquidity thus totaled over 5.6 billion euros at March 31, 2004, compared with 7.0 billion euros at December 31, 2003.

The following table illustrates the consolidated statement of cash flows for fiscal 2003 and the first quarter of 2004.

(in millions of euros)	1st quarter 2004	2003
A) Cash at January 1	3,211	3,489
B) Cash flows provided by (used in) operating activities:
Net result before minority interest	(212)	(1,948)
Amortization and depreciation	527	2,269
Net change in reserve for employee severance indemnities	(119)	(136)
Change in deferred income taxes	59	422
Net gains on disposals	(93)	(1,873)
Revaluations and writedowns of equity investments	(6)	177
Impairment	-	424
Dividends received	184	-
Change in current assets and liabilities:
Trade receivables	(596)	125
Net inventories	(193)	(389)
Trade payables	(842)	6
Other payables, receivables, accruals and deferrals	159	(614)
Reserve for income taxes and other reserves	11	(287)
Changes in the scope of consolidation and others	(49)	(123)
Total	(1,170)	(1,947)
C) Cash flows provided by (used in) investment activities:
Investments in:
Fixed assets	(314)	(2,011)
Equity investments	(97)	(212)
Intangible assets and deferred charges	(27)	(488)
Investment grants	7	134
Proceeds from the sale of fixed assets	189	4,167
Net change in financial receivables	692	1,146
Change in securities	1,340	(3,065)
Other changes	8	3,226
Total	1,798	2,897
D) Cash flows provided by (used in) financing activities:
Increase in borrowings	149	1,989
Reimbursement of borrowings	(1,705)	(6,178)
Net change in short-term financial payables	889	1,134
Increase in capital stock	7	1,860
Purchase/sale of treasury stock	3	(18)
Dividends paid	-	(15)
Total	(657)	(1,228)
E) Total change in cash	(29)	(278)
F) Cash at period-end	3,182	3,211

The cash flow used in operating activities at March 31, 2004 totaled 1,170 million euros, largely reflecting the changes in working capital, which increased with respect to December 31, 2003 on a comparable consolidation basis by 1,472 million euros, and was only partially offset by positive cash flow (net result plus depreciation and amortization) of 315 million euros.

Investment activities generated positive cash flow of 1,798 million euros.

The disposal of securities purchased during 2003 for temporary investment of liquidity (1,340 million euros), the decrease in financial receivables (692 million euros), mainly attributable to the decrease in financial activities, and gains realized upon the disposal of activities (189 million euros) generated cash that was partially used for:

  investments in property, plant, and equipment totaling 314 million euros (333 million euros in the first quarter of 2003), including 68 million euros connected with long-term leasing activities (83 million euros in the first quarter of 2003); and
  investments in intangible fixed assets for 27 million euros and equity investments for 97 million euros.

Financing activities absorbed 657 million euros. Reimbursements of loans totaled 1,705 million euros and include reimbursement of the 1-billion-euro five-year-bond issued by Fiat Finance and Trade in March 1999 and the repurchase for $540 million of the Exchangeable GM bond, for its cancellation.

New financing during the quarter totaled 149 million euros, while the net change in short-term financial payables was a positive 889 million euros.

STOCKHOLDERS' EQUITY

Consolidated stockholders' equity before minority interest decreased by 74 million euros, declining from 7,494 million euros at December 31, 2003 to 7,420 million euros at March 31, 2004 due to the net loss posted for the first quarter of 2004 and the decrease in minority interests (principally purchase of the residual shares in Fiat Auto Poland). These decreases were partially compensated by the increase due to foreign exchange differences caused by the weakening of the euro.

The Group's interest in stockholders' equity decreased from 6,793 million euros at December 31, 2003 to 6,766 million euros at March 31, 2004.

Personnel

At March 31, 2004, the Group had 159,469 employees, approximately 2,800 less than the 162,237 employees at December 31, 2003. This reduction includes a decrease of approximately 1,700 employees due to changes in the scope of consolidation, particularly in consequence of the sale of Fiat Engineering and the transfer of Comau Service activities to associated companies.

The actual change was thus a decrease of approximately 1,100 employees, mainly at Fiat Auto, CNH, and Iveco, as part of the measures envisaged by the Relaunch Plan.

OPERATING PERFORMANCE AND FINANCIAL POSITION BY ACTIVITY SEGMENT

The following analyses of the consolidated statement of operations and balance sheet show separately consolidated data of the Group's Industrial and Financial Activities (which include the retail financing, leasing, and rental companies of Fiat Auto, CNH, and Iveco).

To ensure uniform comparisons with the 2003 figures, reference is made only to continuing operations: data referring to discontinuing operations were excluded also in accordance with the provisions of Article 39, Section 3 of Legislative Decree no. 127/91, in consideration of the significance of the changes caused by the disposals to the composition of the Group.

Principles of analysis

The classification between Industrial and Financial Activities was realized by defining specific sub-consolidated financial statements according to the normal business performed by each Group company.

The equity investments held by companies belonging to an activity segment in companies included in another segment were valued according to the equity method.

To avoid distorting the operating result of normal operations to be represented here, the effect of this valuation on the statement of operations is illustrated under the item "Result of intersegment equity investments."

The holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A., Fiat Netherlands Holding N.V.) were classified under Industrial Activities.

The sub-consolidated financial statements of the Industrial Activity segment also include companies that operate centralized cash management activities, i.e. that raise financial resources on the market and finance Group companies, without providing financial services to others.

The transactions relating to the sale of receivables executed at market conditions between the industrial and financial companies of the Group are posted as financial receivables and payables under Financial Activities. The portion of these items that, according to the last contractual relationship established with others, is still of a commercial nature, insofar as it does not yield interest, was reclassified directly in the sub-consolidated results of Financial Activities under trade receivables and payables.

Operating Performance by Activity Segment
(in millions of euros)	1st quarter 2004			1st quarter 2003
	Consolidated	Industrial Activities	Financial Activities	Continuing Operations	Industrial Activities	Financial Activities
Net revenues	11,176	10,876	457	10,529	10,225	457
Cost of sales	9,621	9,463	315	9,236	9,070	319
Gross operating result	1,555	1,413	142	1,293	1,155	138
Overhead	1,149	1,075	74	1,205	1,121	84
Research and development	417	417	-	448	448	-
Other operating income (expenses)	(147)	(134)	(13)	(83)	(68)	(15)
Operating result	(158)	(213)	55	(443)	(482)	39
Investment income (expenses) (*)	6	(2)	8	(18)	(15)	(3)
Non-operating income (expenses) (**)	45	46	(1)	38	50	(12)
EBIT	(107)	(169)	62	(423)	(447)	24
Financial income (expenses)	46	57	(11)	(345)	(325)	(20)
Result before taxes	(61)	(112)	51	(768)	(772)	4
Income taxes	151	134	17	(11)	(12)	1
Net result of normal operations	(212)	(246)	34	(757)	(760)	3
Result of intersegment equity investments	-	34	-	54	55	-
Net result before minority interest	(212)	(212)	34	(703)	(705)	3
(*) This item includes investment income (expenses) as well as writedowns and upward adjustments in non-intersegment equity investments valued using the equity method.
(**) The 2003 figure for Industrial Activities includes 122 million euros in net gains on disposals of assets, while the figure for Financial Activities includes a net loss of 19 million euros.

Industrial Activities

During the first quarter, the net revenues for Industrial Activities totaled 10,876 million euros, increasing by 6.4% with respect to the same period of the previous year. The positive effect of greater volumes, which affected most of the Sectors, was only partially attenuated by the negative foreign exchange effect and the sale of Fiat Engineering.

The operating result for Industrial Activities in the first quarter of 2004 was a loss of 213 million euros, reflecting a sharp improvement from the operating loss of 482 million euros recorded in the first quarter of the previous year due to reduction in the operating loss of Fiat Auto and Comau, which were accompanied by improvements in the results recorded by CNH, Iveco, and Magneti Marelli, in particular.

In the first quarter, the EBIT for Industrial Activities was a negative 169 million euros, compared with a negative 447 million euros in the first quarter of 2003, mainly reflecting an improvement in operating income.

Financial Activities

In the first quarter of 2004, Financial Activities generated net revenues of 457 million euros, in line with the result reported during the same period of 2003. The increased level of activity in the Agricultural and Construction Equipment Sector in the first quarter of 2004 as compared with 2003 was offset by the negative foreign exchange effect stemming from strengthening of the average euro/dollar exchange rate.

The income before taxes of normal Financial Activities (which does not include the impact of the result of intersegment investments owned by the financial companies in industrial companies) totaled 47 million euros, increasing from 4 million euros in the first quarter 2003 to 51 million euros in the first quarter of 2004.

The increase is attributable to the improvement reported by the Commercial Vehicles Sector, principally in consequence of lower non-operating expenses (in the first quarter of 2003, they included the residual loss generated by the sale of Fraikin), and in the Agricultural and Construction Equipment Sector, due to the improved quality of its portfolio.

Balance Sheet by Activity Segment

		At 03/31/2004			At 12/31/2003
(in millions of euros)		Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
■ ASSETS
Intangible fixed assets		3,730	3,607	123	3,724	3,600	124
- Intangible fixed assets		1,288	1,261	27	1,322	1,293	29
- Goodwill		2,442	2,346	96	2,402	2,307	95
Property, plant and equipment		9,590	8,673	917	9,675	8,750	925
- Property, plant and equipment		8,682	8,665	17	8,761	8,742	19
- Operating leases		908	8	900	914	8	906
Financial fixed assets		3.759	5.050	718	3.950	5.119	681
Financial receivables held as fixed assets	(*)	26	26	-	29	28	1
Deferred tax assets		1,841	1,759	82	1,879	1,794	85
Total Non-Current Assets		18,946	19,115	1,840	19,257	19,291	1,816
Net inventories (1)		7,048	7,022	26	6,912	6,878	34
Trade receivables		5,049	4,176	996	4,553	4,294	531
Other receivables		3,247	2,650	693	3,081	2,801	476
Financial assets not held as fixed assets		115	115	-	120	120	-
Finance lease contracts receivable	(*)	1,793	-	1,793	1,797	-	1,797
Financial receivables	(*)	9,984	9,705	8,335	10,750	10,545	9,024
- Financial receivables from others		9,984	1,885	8,099	10,750	2,086	8,664
- Intersegment financial receivables		-	7,820	236	-	8,459	360
Securities	(*)	2,449	2,313	136	3,789	3,670	119
Cash	(*)	3,182	3,104	78	3,211	3,121	90
Total Current Assets		32,867	29,085	12,057	34,213	31,429	12,071
Trade accruals and deferrals		389	339	54	407	347	64
Financial accruals and deferrals	(*)	433	477	28	386	417	22
■ TOTAL ASSETS		52,635	49,016	13,979	54,263	51,484	13,973
■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		7,420	7,419	2,010	7,494	7,493	1,851
Deferred income tax reserves		213	136	77	211	135	76
Reserves for risks and charges		5,202	5,020	182	5,168	4,996	172
Reserves for employee severance indemnities		1,157	1,147	10	1,313	1,304	9
Long-term financial payables	(*)	15,166	14,137	2,982	15,418	14,495	2,885
- Financial payables to others		15,166	14,134	1,032	15,418	14,480	938
- Intersegment financial payables		-	3	1,950	-	15	1,947
Total Non-Current Liabilities and Stockholders' Equity		21,738	20,440	3,251	22,110	20,930	3,142
Trade payables		11,575	11,500	197	12,588	12,827	113
Other payables		3,444	3,188	353	3,170	3,042	246
Short-term financial payables	(*)	6,187	4,622	7,668	6,616	5,495	7,978
- Financial payables to others		6,187	4,389	1,798	6,616	5,150	1,466
- Intersegment financial payables		-	233	5,870	-	345	6,512
Total Current Liabilities and Stockholders' Equity		21,206	19,310	8,218	22,374	21,364	8,337
Trade accruals and deferrals		1,347	1,243	108	1,329	1,165	166
Financial accruals and deferrals	(*)	924	604	392	956	532	477
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,635	49,016	13,979	54,263	51,484	13,973

■ NET FINANCIAL POSITION	(*)	(4,410)	(3,738)	(672)	(3,028)	(2,741)	(287)

NOTE: The balance sheet of Financial Activities at December 31, 2003 includes the figures of the Fiat Auto financial company active in the United Kingdom, whose sale should have already been finalized pursuant to the agreement for the sale of Fidis Retail Italia.

(1) Net of advances received for contract work in progress (8,076 million euros at March 31, 2004 and 8,448 million euros at December 31, 2003).

Breakdown of Net Indebtedness and Net Financial Position by Activity Segment

	At 03/31/2004			At 12/31/2003
(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
Financial payables net of intersegment activities	(21,353)	(10,939)	(10,414)	(22,034)	(11,531)	(10,503)
Accrued financial expenses	(568)	(475)	(93)	(593)	(416)	(177)
Prepaid financial expenses	80	62	18	85	68	17
Cash	3,182	3,104	78	3,211	3,121	90
Securities	2,449	2,313	136	3,789	3,670	119
Net Indebtedness	(16,210)	(5,935)	(10,275)	(15,542)	(5,088)	(10,454)

Financial receivables and lease contracts receivable	11,803	1,911	9,892	12,576	2,114	10,462
Accrued financial income	353	343	10	301	298	3
Deferred financial income	(356)	(57)	(299)	(363)	(65)	(298)

Net Financial Position	(4,410)	(3,738)	(672)	(3,028)	(2,741)	(287)

Cash and cash equivalents collected by the centralized treasury during its activity have been recorded in the item Financial payables net of intersegment activities in the Industrial Activities column. However, funds that were transferred to other Activities, and in particular Financial Activities, were posted net of the relative intersegment relationships, as shown in the following table:

(in millions of euros)	At 03/31/2004			At 12/31/2003
	Consolidated	Industrial activities	Financial activities	Consolidated	Industrial activities	Financial activities
Short-term financial payables to others	6,187	4,389	1,798	6,616	5,150	1,466
Long-term financial payables to others	15,166	14,134	1,032	15,418	14,480	938
(Intersegment financial receivables)	-	(7,820)	(236)	-	(8,459)	(360)
Intersegment financial payables	-	236	7,820	-	360	8,459
Financial payables net of intersegment activities	21,353	10,939	10,414	22,034	11,531	10,503

The worsening of the net financial position during the first quarter (1,382 million euros) only partially led to an increase in net indebtedness (668 million euros), since financial receivables have also been reduced (reimbursements, net of new openings). By contrast, financial payables decreased, mainly in consequence of the reimbursement of a five-year-bond that came due, and the partial repurchase of the Exchangeable bond.

In regard to the individual activity segments:

  Industrial Activities posted a worsening of the financial position by 997 million euros, due principally to working capital requirements. This requirement was reflected in the increase of net indebtedness by 847 million euros;
  Financial Activities showed a reduction of net indebtedness by 179 million euros, in consequence of reduced customer financing activities, against a worsening in the net financial position by 385 million euros, which was principally caused by the increase in dealer trade receivables.

The Fiat Group in 2004

Printed by: Ingest Facility S.p.A. - Turin, Italy

Printed in Italy

May 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney